January 30, 2018

VIA EDGAR

James Allegretto

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Form 10-K for the Fiscal Year Ended January 28, 2017
Filed April 5, 2017

File No. 001-37849

Dear Mr. Allegretto:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated January 23, 2018 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2017 (File No. 001-37849), filed on April 5, 2017 (the “Annual Report”). In order to facilitate your review, we have repeated the comment in its entirety.

Form 10-K for the Fiscal Year Ended January 28, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 40

1.              Since the time of your IPO registration statement being declared effective we note that you have continued to open new stores and plan on opening at least 25 new stores annually. Explain to us in detail why you believe the adjustment for costs associated with new store openings used in arriving at Adjusted EBITDA is appropriate in light of your store expansion plan. Please refer to Question 100.01 of the updated Non-GAAP Compliance Disclosure and Interpretation issued on May 17, 2016. We may have further substantive comment.

Response:

The Company respectfully advises the Staff that it continues to believe that the adjustment for costs associated with new store openings used in arriving at Adjusted EBITDA is appropriate. The Company has reviewed Question 100.01 of the Staff’s May 17, 2016 Non-GAAP Compliance and Disclosure Interpretation, and while costs associated with new store openings generally consist of certain cash expenses that have been and could be incurred in each reporting period as the Company continues to open new stores, the Company believes that these costs, which are incurred on a limited basis with respect to any particular store in the period leading up to its opening, are not indicative of the Company’s core operating performance. Therefore, the Company believes that excluding these costs from the calculation of Adjusted EBITDA, together with the accompanying disclosure relating to the presentation of Adjusted EBITDA, is helpful to investors, facilitates comparisons of the Company’s ongoing performance from period to period and is not misleading. Additionally, the Company notes that the decision to continue opening new stores as part of its growth strategy is essentially discretionary and opportunistic, and not necessary to support the ongoing operation of the Company’s existing store portfolio.

Costs associated with new store openings typically include the following items, which are primarily incurred prior to a new store opening:

Occupancy expenses. During the period from the date the Company takes possession of a new store site to the date on which the store opens to the public, the Company incurs occupancy costs, primarily consisting of the cash portion of rent expense. Store-level occupancy expenses incurred after a store is opened are reflected in cost of goods sold (and are not included in this adjustment to Adjusted EBITDA).

Labor expenses.  Before a new store opens, the Company incurs labor costs associated with preparing the store for its opening, including costs associated with stocking products and training and hiring new employees. Costs incurred to train and hire employees after a new store is opened are not characterized as pre-opening expenses and are recorded in Selling, General and Administrative Expenses (and are not included in this adjustment to Adjusted EBITDA).

Marketing and advertising expenses. The Company typically incurs certain limited marketing and advertising expenses relating to the grand opening and initial promotion of new stores at the time of their opening. These costs can differ in content and medium from, and are distinct from, the Company’s general marketing and advertising campaigns. For instance, the Company often incorporates direct mail targeted to customers in close proximity to the new store, as well as local billboards and signage, into its new store opening marketing plans.

In each case, these expenses fluctuate in amount and timing between periods and on a year-over-year basis.  As the Company implements its growth strategy by opening new stores in new and existing markets, it expects to continue to incur these costs; however, with respect to each individual new store, these costs are limited to the period preceding the opening and do not recur once the store has been opened. The amount of such expenses in any given period is driven by the number, timing and location of new stores and has no relationship to the operations of existing stores. Costs associated with opening new stores therefore do not necessarily correlate with the Company’s net sales, and may not be comparable from period to period or over time.

Given the Company’s rapid growth since 2013, the Company does not believe that the historical relationship between costs associated with new store openings and net sales is indicative of the future correlation between these costs and net sales because of the variability and characteristics of the Company’s store openings, which are discussed further below. Because of this variability, the Company believes that using GAAP measures alone to evaluate the Company’s growth and profitability may not reveal certain trends in the core operating performance of its stores. Adjusted EBITDA is a key metric used by the Company’s management and board of directors to assess its financial performance. The Company uses Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of its business strategies; to make budgeting decisions; and to compare its performance against that of other peer companies using similar measures. In addition, Adjusted EBITDA is used by the Company as one of two primary performance metrics in determining executive and employee incentive compensation. The Company believes it is useful for investors to see the key measures used by management for these various purposes. The exclusion of costs associated with new store openings aids management, existing and prospective investors, analysts and rating agencies in assessing period-over-period performance of the Company’s stores, as well as comparability to other retailers, because the operating results depicted by the Company’s presentation of Adjusted EBITDA are those that are directly affected by the ongoing performance of existing stores and not impacted by the variability of new store openings.

The specific factors affecting variability — and therefore potentially impairing comparability — of the amount of costs associated with new store openings in any period include:

•                  Number of new store openings:  Costs associated with new store openings increase in the quarters immediately preceding the quarter in which a particular cohort of new stores is opened, which can result in a lack of comparability between year-over-year or sequential reporting periods.  For example, during the fourth quarter of fiscal 2017, the Company opened only one new store.  However, during the fourth quarter of fiscal 2018, the Company opened five new stores.  As a result, costs associated with new store openings in the third quarter of fiscal 2018 were 61% higher than those incurred in the third quarter of fiscal 2017.

•                  Timing of new store openings:  Because pre-opening costs are typically incurred during a limited period beginning with the date of the Company’s possession of a new store site through the store’s opening date, the timing of new store openings within the quarter or year can also cause pre-opening costs to vary between reporting periods. The Company’s real estate strategy is both opportunistic and methodical; the Company has evaluated potential sites across the United States for feasibility and desirability of new store openings, but the availability of any one site during a particular period depends on the decisions of existing owners, tenants and landlords. Timing is therefore not entirely within the Company’s control, as it depends on a variety of factors, including availability of appropriate sites, the speed at which counterparties negotiate lease or sale agreements, the date of possession and timing for construction or renovation, which can be affected by local weather and labor conditions in ways that the Company cannot predict with certainty.

•                  Local market factors:  The cost profile for a new store opening can vary significantly from region to region.  For instance, the Company has opened four stores in fiscal year 2017 and six stores in fiscal year 2018 in the Northeast.  Prior to fiscal year 2017, the

Company’s new store openings occurred principally in Texas, the Midwest and the Southeastern United States. Additionally, the Company’s long-term growth strategy includes new store expansion in states along the West Coast. Store opening costs associated with occupancy, labor and advertising in the Northeast and West Coast markets are, on average, significantly higher than in the Company’s historical markets; however, once a store is open, its operating profitability is typically comparable to previously opened stores in other regions, principally as a result of a higher level of customer traffic in those higher-cost markets. Therefore, pre-opening expenses could reflect real estate market characteristics that do not impact the Company’s ongoing operations of existing stores.

For the reasons described above, the Company believes that its disclosure of the adjustment for costs associated with new store openings in its presentation of Adjusted EBITDA provides the investment community with useful information regarding the Company’s core operating performance across reporting periods on a consistent basis; increased transparency with respect to the factors the Company’s management uses to evaluate the business and to implement its growth strategy; and supplemental detail that facilitates comparison between the Company’s results and those of other retailers, many of which also report adjusted operating results that exclude the impact of pre-opening costs. Because of its importance, the Company also discusses factors related to new store openings in the context of its quarterly earnings releases and investor calls as well as in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its periodic filings made with the Commission.

In order to address the Staff’s comment, and in the interest of providing further transparency to investors, the Company advises the Staff that in future filings, the Company will include additional cautionary language in its description of its use of non-GAAP disclosures stating that the exclusion of costs associated with new store openings from the Company’s presentation of Adjusted EBITDA results in the exclusion of cash expenses that are expected to be incurred from period to period as the Company continues to open new stores as part of its ongoing growth strategy. An example of such additional disclosure is set forth below and would have been included in the discussion of Adjusted EBITDA and related footnotes, as applicable, on pages 40, 42 and 43 of the Company’s Annual Report:

“Costs related to new store openings represent cash costs, and you should be aware that in the future we may incur expenses that are similar to these costs.”

Should you have any questions or comments, please feel free to call me at (972) 265-1286, or the Company’s outside counsel, Andrew Barkan at (212) 859-8468.

Sincerely,

/s/ Judd T. Nystrom
Judd T. Nystrom

cc:                                Lewis L. Bird III (At Home Group Inc.)

Mary Jane Broussard (At Home Group Inc.)

Andrew B. Barkan (Fried, Frank, Harris, Shriver & Jacobson LLP)

Robert Babula (Securities and Exchange Commission)